Exhibit 1

This report on Form 6-K contains an extract from Rinker’s Trading Update for the quarter ended June 30 2005, which was publicly released to the Australian Stock Exchange on July 18 2005.

The information contained in this Form 6-K is being provided for the purpose of incorporation by reference into the registration statements on Form S-8 of Rinker Group Limited (Nos. 333-111156, 333-110647, 333-110648 and 333-120566). Such information shall be considered to be part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RINKER TRADING UPDATE SHOWS FIRST QUARTER
NET PROFIT UP 62%

Important Note:  Results are unaudited, and shown under A-IFRS. See Note 1.

Rinker Group Limited (“Rinker”) today announced that net profit after tax (PAT) for the three months ended 30 June 2005 (QEJ05), was up 62% to US$181 million 1, compared with earnings in the June quarter 2004 (QEJ04).

Earnings per share 2 (EPS) rose 63% to 19.3 US cents, from 11.9 cents. Earnings per ADR 2 were US$0.96.

Earnings before interest and tax (EBIT) rose 56% to US$284 million. Trading EBIT, which excludes the US$31 million EBIT gain from the April 2005 sale of the Buffalo Road quarry in Las Vegas, was up 39% to US$254 million.

The US subsidiary Rinker Materials Corporation again performed strongly, underpinned by solid demand conditions in most markets—particularly Florida and Arizona—and higher prices. The price rises, together with operational improvement savings, more than offset significant cost increases in fuel, energy, freight and materials. EBIT rose 67% to US$246 million. Excluding the quarry sale, EBIT was up 46% to US$215 million.

The Australian subsidiary, Readymix, lifted EBIT 2% in local currency to A$54 million. In US$, the result was up 11% to US$41 million. Housing continued to soften in some markets, particularly Sydney, but infrastructure and commercial construction activity was higher.

Chief Executive David Clarke said the overall result was very satisfactory and indicative of the strength of Rinker’s base business. “This result gives us another quarter of solid returns and a further pleasing lift in profit and return on funds employed across every business.”

Buyback

During the first quarter to the end of June, Rinker purchased 7.2 million shares on-market, at a total cost of A$87 million.

Mr Clarke said the buyback was an appropriate and value-creating use of excess cash, but as always, it remained subject to larger acquisitions becoming available.

Rinker Group Limited   ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Strategy and Outlook

Rinker continues to actively search for value-adding acquisitions, both bolt-ons and larger opportunities—mainly in the US but also in Australia.  A number of growth opportunities have been dismissed on strategic and valuation grounds, but we expect other acquisitions—particularly smaller bolt-ons—to eventuate over the coming year.

Organic growth remains a priority and we expect to invest in greenfields operations and plants, quarry extensions and new equipment, at about the same level as last year—around US$90-100 million in development capital.

US construction activity forecasts continue to predict overall growth as non-residential and infrastructure activity offsets a decline in housing construction in the second half of this calendar year.

“Our leading market positions in high growth states provide the foundation for Rinker’s solid performance, and should help to ameliorate any slowdown in housing,” said Mr Clarke.

In Florida, which represents around 50% of the group’s US sales revenue, put-in-place construction activity has grown 8% a year compound in real terms over the past 15 years. In Arizona, the figure is 10%, which compares with 5% compound annual growth across the US.

“This growth has been enhanced in recent times by unusually frequent price increases in some markets; as many as three price increases in the past 12 months.”

Mr Clarke said the combination of strong market demand and hefty cost increases on a range of inputs had led to an abnormally-strong pricing environment right across the US, and particularly in Florida.

More normal cost and pricing conditions were expected to return over the short to medium term.

“Although it is still very early days, it seems likely that the July price rises of around 5% in Florida will hold. These increases stem from a significant lift in ocean freight and other costs, and have flowed through into the downstream products.

“Accordingly, we are upgrading our current year profit guidance to a 30% increase in trading EBIT for the US business, up from 25% earlier this year,” said Mr Clarke.

In Australia, housing approvals have declined but commercial and infrastructure activity continues to underpin construction activity levels.

“For Readymix in Australia, our profit expectations are unchanged,” said Mr Clarke. “We continue to expect a result—in Australian dollars—which is in line with last year’s record result.”

18 July 2005	RIN 03-06

This release contains a number of forward-looking statements. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission

1.                 All quarterly results are unaudited.

Rinker Group is required to adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) with effect from the current year, the year ending March 31, 2006. Accordingly, Rinker Group’s accounting policies have now been amended to ensure consistency with A-IFRS and results shown for this first quarter of the year ending March 31, 2006 have been prepared under those A-IFRS accounting policies. In addition, results shown for prior periods have been restated to be comparable.

The principal impact of A-IFRS on reported results is the reduction in goodwill amortisation expense to zero. Prior to the adoption of A-IFRS, Rinker’s goodwill amortisation expense during the year ended March 31, 2005 was US$56.3 million. More detailed information on the impact of adopting A-IFRS is included at Note 39 on page 39 of Rinker’s Full Financial Report for the year ended March 31, 2005.

Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value. Under A-IFRS, Rinker Group’s selected reporting currency will be US$, although Readymix results will continue to be disclosed in both US$ and A$.

Rinker’s first audited financial report prepared under A-IFRS will be the annual report for the year ended March 31, 2006.

2                    Reconciliation of Earnings per share for the quarter ended 30 June 2005

Earnings per share represents net profit attributable to members of RinkerGroup Limited dividend by weighted average number of shares outstanding.

	Information under A-IFRS
	US$million
Quarter ended 30 June	2005	2004
Net profit attributable to members of Rinker Group Limited	181.0	112.0
Weighted average number of shares outstanding (million)	937.9	944.5
Earnings per share (cents)	19.3	11.9
Earnings per ADR (1 ADR = 5 ord shares)(cents)	96.5	59.3